                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                            Vodavi Technology, Inc.
                            -----------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  92857V 10 2
                                  -----------
                                (CUSIP Number)


                               Steven A. Sherman
         4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                March 31, 1999
                                ---------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1f or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Steven A. Sherman
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF       419,080 (Incudes 86,830 shares held by Sherman Capital
                     Group L.L.C. of which Mr. Sherman is the managing member.)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                     137,500 (Includes 137,500 shares held by Sherman Capital
                     Partners L.L.C. of which Mr. Sherman is the managing
                     member.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING        419,080 (Includes 86,830 shares held by Sherman Capital
                     Group L.L.C of which Mr. Sherman is the managing member.)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                      137,500 (Includes 137,500 shares held by Sherman Capital Partners L.L.C. of which Mr. Sherman is the managing members.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      556,580 (Includes 86,830 shares held by Sherman Capital Group L.L.C. of which Mr. Sherman is the managing member and 137,500 shares held by Sherman Capital Partners L.L.C. of which Mr. Sherman is the managing member.)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sherman Capital Group L.L.C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Arizona
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            86,830
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             86,830
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      86,830
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO (Limited Liability Company)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sherman Capital Partners L.L.C
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Arizona
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            137,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             137,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      137,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO (Limited Liability Company)
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Fereydoun Taslimi
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            61,491
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             61,491
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      61,491
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Nahid Loudermilk
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            61,491
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             61,491
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      61,491
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael Mittel
      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            113,979
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             113,979
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      113,979
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 92857V 10 2                                    PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Noor Research Corporation
      58-2203194
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO (Donation)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Georgia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            17,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             17,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      17,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO (Non-Profit Corporation)
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

------------------------------                   -------------------------------
CUSIP NO.  92857V 10 2                           Page 9 of 14 Pages
------------------------------                   -------------------------------

Item 1.  Security and Issuer

         This statement relates to shares of common stock (the "Common Stock") of Vodavi Technology, Inc., a Delaware corporation, with principal executive offices located at 8300 East Raintree Drive, Scottsdale, Arizona 85260. All securities reported in this Schedule 13D reflect the 1-for-2 reverse stock split effected by the Issuer on July 18, 1995.

Item 2.  Identity and Background

         (a)-(c) and (f). This statement is filed jointly pursuant to Rule 13d-(1)(k) by a group of investors consisting of Steven A. Sherman ("Sherman"), Sherman Capital Group L.L.C. ("Sherman Capital Group"), Sherman Capital Partners, L.L.C. ("Sherman Capital Partners"), Fereydoun Taslimi ("Taslimi"), Nahid Loudermilk ("Loudermilk"), Michael Mittel ("Mittel") and Noor Research Corporation ("Noor") collectively hereinafter referred to as the "Reporting Persons." A copy of the joint filing agreement among the Reporting Persons is attached as Annex B.

         The respective business or residential addresses of each of the individual Reporting Persons are as follows:

         Reporting Person                   Address
         ----------------                   -------
         Sherman                            4757 E. Greenway Road
                                            Suite 103-187
                                            Phoenix, Arizona 85032

         Taslimi                            4015 Holcomb Bridge Road
                                            Suite 350-868
                                            Norcross, Georgia 30092

         Loudermilk                         4015 Holcomb Bridge Road
                                            Suite 350-868
                                            Norcross, Georgia 30092

         Mittel                             6135 Rivercliffe Drive
                                            Atlanta, Georgia 30328

         The principal occupation of each of the individual Reporting Persons and the name and address where such employment is conducted are as follows:

         Reporting Person           Occupation, Company Name and Address
         ----------------           ------------------------------------
         Sherman                    Non-Executive Chairman and Chief Executive
                                    Officer Novatel Wireless, Inc., 4757 E.
                                    Greenway Road, Suite 103-187, Phoenix,
                                    Arizona 85032

         Taslimi                    Self-Employed. (See above address for
                                    Taslimi).

         Loudermilk                 Self-Employed. (See above address for
                                    Loudermilk).

         Mittel                     Self-Employed. (See above address for
                                    Mittel).

         Each of the individual Reporting Persons are a citizen of the United States.

         Sherman Capital Group and Sherman Capital Partners are both Arizona limited liability companies with their principal places of business located at 4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032. Sherman is the managing member and a principal of both Sherman Capital Group and Sherman Capital Partners. Information with respect to Sherman's principal occupation and business address is set forth above.

----------------------------                    --------------------------------
CUSIP NO.  92857V 10 2                           Page 10 of 14 Pages
----------------------------                    --------------------------------

         Noor is a Georgia non-profit corporation, organized and existing for charitable purposes, with its executive offices and principal business address located at 4015 Holcomb Bridge Road, Suite 350-868, Norcross, Georgia 30092.

         Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Noor are set forth in Annex A attached hereto and are incorporated herein by reference.

         (d) and (e) During the last five years, each Reporting Person and, to the knowledge of Sherman Capital Group, Sherman Capital Partners and Noor, their respective executive officers and managing members or directors, as appropriate, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

         Sherman founded the Issuer in April 1994 and acquired 200,000 of the shares of Common Stock reported in this Schedule 13D in exchange for shares of Vodavi Communication Systems, Inc. ("VCS"), in a transaction in which the Issuer was formed as the holding company of VCS. In May 1995, Sherman acquired an additional 25,000 shares of Common Stock from Sherman Capital Group, of which Sherman is the managing member. In September 1995, Sherman also acquired 32,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by Sherman, of which 4,000 of such shares are held by Sherman as custodian for certain of his minor children.

         Sherman Capital Group acquired 197,500 shares of Common Stock in April 1994 in exchange for shares of VCS. In June 1994, November 1994, and May 1995, Sherman Capital Group transferred 134,000, 13,500, and 25,000 of such shares, respectively, in separate private transactions. In March 1995, Sherman Capital Group acquired an additional 5,580 shares of Common Stock from Sherman Investment Group L.L.C. In September 1995, Sherman Capital Group also acquired 56,250 shares of Common Stock issued pursuant to a 1-for-6 exchange for warrants held by Sherman Capital Group.

         On January 27, 1997, Sherman Capital Partners, of which Sherman is a managing member, acquired an aggregate of 137,500 shares of Common Stock for an aggregate purchase price of $592,500 in two private transactions.

         As a managing member of Sherman Capital Group and Sherman Capital Partners, Sherman disclaims beneficial ownership of all shares held by Sherman Capital Group and Sherman Capital Partners except to the extent that his individual interest in such shares arises from his respective interest in each such entity.

         In 1995, each of Taslimi, Loudermilk and Mittel acquired all of their respective shares of Vodavi Common Stock reported herein in exchange for shares of Enhanced Systems, Inc. capital stock, pursuant to a Plan of Reorganization dated, as of May 9, 1995, among the Issuer, VOD, Inc., Enhanced Systems, Inc., Mittel, Taslimi, Loudermilk, Scott Kelly, and Earl Alexander, as amended by letter amendment dated May 22, 1995 (the "Plan of Reorganization"). The Plan of Reorganization is incorporated herein by reference to the Plan of Reorganization previously filed with the Securities and Exchange Commission by the Issuer as an exhibit to the Issuer's Registration Statement on Form S-1 (No. 33-95926) which became effective on October 6, 1995.

         Noor acquired the 17,000 shares of Vodavi Common Stock reported herein pursuant to a donation.

-----------------------------                    -------------------------------
CUSIP NO.  92857V 10 2                           Page 11 of 14 Pages
-----------------------------                    -------------------------------

Item 4.     Purpose of Transaction

         Each of the Reporting Persons is a previous shareholder of the Issuer. Their respective acquisitions of Common Stock were originally made for investment purposes.

         Over the course of time, certain of the Reporting Persons individually have expressed to the Issuer's senior management their serious concerns with many aspects of the Issuer's affairs, including among other things the composition of the Issuer's Board of Directors, the ability of management to identify and redirect the company into growth sectors of the communications industry and the financial performance of the Issuer's Common Stock.

         Based upon the above concerns, the Reporting Persons have discussed generally, and intend to discuss from time to time, with representatives of the Issuer, other selected shareholders and third parties, a broad range of ideas that the Reporting Persons believe may enhance shareholder value. Certain of the ideas discussed might, if effected, result in the acquisition by persons of additional securities of the Issuer, an extraordinary corporate transaction such as a sale, merger, re-capitalization or reorganization of the Issuer, or a sale or transfer of a material amount of the assets of the Issuer, or a change in the Board of Directors or management of the Issuer.

         In order to facilitate additional discussions with representatives of the Issuer, other shareholders and third parties regarding ideas that the Reporting Persons believe may enhance shareholder value, the Reporting Persons entered into a Voting Agreement on March 31 1999 (the "Voting Agreement"). Pursuant to the Voting Agreement, Taslimi, Loudermilk, Mittel and Noor have agreed to vote certain of their shares of Common Stock at the election of directors and all other matters in the manner directed by Sherman. The Voting Agreement will terminate on October 1, 1999 unless terminated earlier by the parties. The description of the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Voting Agreement which is filed herewith as Exhibit 3 and incorporated herein by reference.

         Except as described in this Item 4, there are no plans or proposals required to be described in sub-sections (a) through (j) of this Item 4 to which the Reporting Persons are a party. However, the Reporting Persons intend to review continually their position in the securities of the Issuer and may, depending upon an evaluation of the Issuer's business and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate number of shares and the percentage of all shares owned by each of the Reporting Persons is as follows:

         Reporting Person                    Number of Shares      Percent of Class
         ----------------                    ----------------      ----------------
         Sherman                             556,580(1)                  12.6%
         Taslimi                              61,491                      1.4%
         Loudermilk                           61,491                      1.4%
         Mittel                              113,979                      2.6%
         Sherman Capital Group                86,850                      2.0%
         Sherman Capital Partners            137,500                      3.2%
         Noor                                 17,000                      0.4%
                                             -------                     -----
         Total                               810,541                     18.3%

         (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by Sherman as custodian for certain of his minor children, (ii) 75,000 shares of Common Stock underlying a currently exercisable option which vested on October 20, 1998, (iii) 86,830 shares of Common Stock held by Sherman Capital Group, of which Sherman is the managing member and (iv) 137,500 shares of Common Stock held by Sherman Capital Partners, of which Sherman is the managing member. Sherman disclaims beneficial ownership of all shares held by Sherman

----------------------------                     -------------------------------
CUSIP NO.  92857V 10 2                           Page 12 of 14 Pages
----------------------------                     -------------------------------

          Capital Group and Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entities.

     (b) Except as described below with regard to Sherman, each of the Reporting Persons has sole voting and disposition powers with respect to all of the shares owned by such Reporting Person.

                                                      Number        Percent
                                                      of Shares     of Class
                                                      ---------     --------
          Sole Power to Vote Securities:              419,080(1)      9.5%
          Shared Power to Vote Securities:            137,500(2)      3.1%
          Sole Power to Dispose of Securities:        419,080(1)      9.5%
          Shared Power to Dispose of Securities:      137,500(2)      3.1%

          (1) The number of shares and percentage shown includes (i) an aggregate of 4,000 shares held by Sherman as custodian for certain of his minor children, (ii) 75,000 shares of Common Stock underlying a currently exercisable option which vested on October 20, 1998 and
          (iii) 86,830 shares of Common Stock held by Sherman Capital Group, of which Sherman is the managing member. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Group except to the extent that his individual interest in such shares arises from his interest in such entity.

          (2) Sherman is a managing member of Sherman Capital Partners, which holds 137,500 shares of Common Stock. Sherman disclaims beneficial ownership of all shares held by Sherman Capital Partners except to the extent that his individual interest in such shares arises from his interest in such entity.

     (c) Except for the open-market sales of Vodavi Common Stock by Taslimi and Mittel described below, there have been no other transactions by any of the Reporting Persons with respect to the Common Stock during the 60 days preceding the date of this Amendment No. 3 to Schedule 13D.

          Name                   Date            No. of Shares Sold        Price per Share
          ----              ---------------      ------------------        ---------------
          Taslimi               2/1/99                3,200                    $ 3.00
          Taslimi               2/3/99                  800                    $ 3.00
          Taslimi              2/23/99                  996                    $3.125
          Taslimi              2/23/99                3,000                    $ 3.00
          Taslimi              2/25/99                1,000                    $3.125
          Mittel                2/3/99                5,000                    $ 3.00
          Mittel               2/23/99                1,000                    $3.125
          Mittel               2/24/99                2,000                    $ 3.00
          Mittel               2/24/99                2,000                    $3.125

     (d) Certain shares beneficially owned by Sherman are held in the name of Steven A. Sherman as custodian for certain of his minor children and in the name of Sherman Capital Group and Sherman Capital Partners. As a result, such persons have the right to receive dividends from their respective shares or proceeds from the sales of their respective shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the contracts, arrangements understandings or relationships described below or previously reported by any of the Reporting Persons on a
Schedule 13D or any amendments thereto and the Voting Agreement (see description in Item 4 above), which is filed herewith as Exhibit 2 and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person, or, to the knowledge of Sherman Capital Group, Sherman Capital Partners and Noor, among any of their respective executive officers and managing members or directors, as appropriate, or

---------------------------------------        ---------------------------------
CUSIP NO.  92857V 10 2                           Page 13 of 14 Pages
---------------------------------------        ---------------------------------

between any of their executive officers and managing members or directors, as appropriate and any other person, with respect to any securities of the Issuer.

         In connection with the acquisition of the Vodavi Division of Executone Information Systems, Inc. in April 1994, the Issuer, Vodavi Communications Systems, Inc., a subsidiary of the Issuer ("VCS"), LG Electronics Inc. ("LGE"), Sherman and Glenn R. Fitchet entered into a Stockholders' Agreement. The Stockholders' Agreement provides that if at any time during the term of the Stockholders' Agreement the Issuer issues shares of Common Stock in a public offering or a private placement in an aggregate amount of 1% or more of the Issuer's issued and outstanding Common Stock, LGE has the right to purchase a sufficient number of shares being issued as may be required to enable it to maintain the percentage of ownership of Common Stock that it holds immediately prior to such sale or issuance. The purchase price to LGE for such shares will be the public offering price per share in the case of a public offering or the price per share paid by purchasers in any private placement.

         Also pursuant to the terms of the Stockholders' Agreement, Sherman and Mr. Fitchet have agreed to vote their shares of Common Stock to elect as directors of the Issuer that number of persons designated by LGE that comprises a percentage of the Board of Directors equal to LGE's then percentage of ownership of the Issuer's Common Stock. In addition, as long as LGE owns 8% or more of the outstanding Common Stock of the Issuer, those persons have agreed to vote their shares in favor of election of at least one designee of LGE as a director of the Issuer. All designees of LGE to the Board of Directors must be executive officers or directors of LGE, directors of any affiliate of LGE, or other persons reasonably acceptable to the Issuer and the other parties to the Stockholders' Agreement. Unless LGE consents in writing, no LGE designee may be removed as a director of the Issuer, except for cause. The Stockholders' Agreement also requires the Issuer to employ one of the LGE designees in a position and at such salary as is mutually agreed upon by the Issuer and LGE. The Stockholders' Agreement also establishes the Board of Directors of VCS at four directors, of which two must be designees of LGE, and provides that unless LGE consents in writing, no LGE designee to the Board of Directors of VCS may be removed, except for cause.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 Stockholders' Agreement, incorporated herein by reference to the Stockholders' Agreement filed as an exhibit to the Issuer's Registration Statement on Form S-1 (No.33-95926).

         Exhibit 2 Plan of Reorganization, incorporated herein by reference to the Plan of Reorganization filed as an exhibit to the Issuer's Registration Statement on Form S-1 (No 33-95926).

         Exhibit 3 Voting Agreement by and between Sherman, Taslimi, Loudermilk, Mittel and Noor, dated March 31, 1999.

------------------------------                   -------------------------------
CUSIP NO.  92857V 10 2                           Page 14 of 14 Pages
------------------------------                   -------------------------------

                                   Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: April 13, 1999                                 /s/ Steven A. Sherman
                                                     -----------------------
                                                     Steven A. Sherman


Date: April 13, 1999                                 /s/ Fereydoun Taslimi
                                                     -----------------------
                                                     Fereydoun Taslimi


Date: April 13, 1999                                 /s/ Nahid Loudermilk
                                                     -----------------------
                                                     Nahid Loudermilk


Date: April 13, 1999                                 /s/ Michael Mittel
                                                     -----------------------
                                                     Michael Mittel



Date: April 13, 1999                                 SHERMAN CAPITAL GROUP
                                                     L.L.C.

                                                     /s/ Steven A. Sherman
                                                     -----------------------
                                                     By: Steven A. Sherman
                                                     Its: Managing Member



Date: April 13, 1999                                 SHERMAN CAPITAL PARTNERS
                                                     L.L.C.

                                                     /s/ Steven A. Sherman
                                                     -----------------------
                                                     By: Steven A. Sherman
                                                     Its: Managing Member



Date: April 13, 1999                                 NOOR RESEARCH CORP.

                                                     /s/ Fereydoun Taslimi
                                                     -----------------------
                                                     By:Fereydoun Taslimi
                                                     Its: Vice President

                                    ANNEX A

                            INFORMATION RELATING TO
                       EXECUTIVE OFFICERS AND DIRECTORS
                         OF NOOR RESEARCH CORPORATION


         The following table sets forth the name, title and present principal occupation or employment of each member of the Board of Directors and each executive officer of Noor Research Corporation. The business address of each such person is c/o Noor Research Corporation, 4015 Holcomb Bridge Road, Suite 350-868, Norcross, Georgia 30092. Each person listed is a citizen of the United States.

             NAME                    OFFICE             PRESENT PRINCIPAL OCCUPATION
             ----                    ------             ----------------------------
          N. Kalantari             President            Self-Employed.
          Dr. J. Taba              Secretary            Physician with own private practice.
          Fereydoun Taslimi        Vice President       Self-Employed.
          Michael Mittel           Director             Self-Employed.
          J. Tabatabai             Director             Self-Employed.

                                    ANNEX B

                            JOINT FILING AGREEMENT

         Steven A. Sherman, Sherman Capital Group L.L.C., Sherman Capital Partners L.L.C., Fereydoun Taslimi, Nahid Loudermilk, Michael Mittel and Noor Research Corp. each hereby agrees that this Amendment No. 3 to Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of common stock and other securities of Vodavi Technology, Inc. is filed jointly on behalf of such person.


Date: April 13, 1999                                 /s/ Steven A. Sherman
                                                     -----------------------
                                                     Steven A. Sherman


Date: April 13, 1999                                 /s/ Fereydoun Taslimi
                                                     -----------------------
                                                     Fereydoun Taslimi


Date: April 13, 1999                                 /s/ Nahid Loudermilk
                                                     -----------------------
                                                     Nahid Loudermilk


Date: April 13, 1999                                 /s/ Michael Mittel
                                                     -----------------------
                                                     Michael Mittel



Date: April 13, 1999                                 SHERMAN CAPITAL GROUP
                                                     L.L.C.

                                                     /s/ Steven A. Sherman
                                                     -----------------------
                                                     By: Steven A. Sherman
                                                     Its: Managing Member



Date: April 13, 1999                                 SHERMAN CAPITAL PARTNERS
                                                     L.L.C.

                                                     /s/ Steven A. Sherman
                                                     -----------------------
                                                     By: Steven A. Sherman
                                                     Its: Managing Member



Date: April 13, 1999                                 NOOR RESEARCH CORP.

                                                     /s/ Fereydoun Taslimi
                                                     -----------------------
                                                     By: Fereydoun Taslimi
                                                     Its: Vice President